

January 7, 2025

Noah Hershcoviz
Chief Executive Officer
Hub Cyber Security Ltd.
2 Kaplan St.
Tel Aviv, Israel 6473403

> **Re: Hub Cyber Security Ltd.**
> **Form 20-F for the Year Ended December 31, 2023**
> **File No. 001-41634**

Dear Noah Hershcoviz:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology